Exhibit 11

Statement  of Computation of Per Share Earnings

In the three months ended March 31, 2021 and 2020, FutureFuel computed earnings per share using the treasury method.

The composition of basic and diluted (losses) earnings per share were as follows:

(Dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2021	2020
Numerator:
Net (loss) income	$(8,773)	$19,043
Denominator:
Weighted average shares outstanding – basic	43,743,243	43,743,243
Effect of dilutive securities:
Stock options and other awards	-	-
Weighted average shares outstanding – diluted	43,743,243	43,743,243

Basic (loss) earnings per share	$(0.20)	$0.44
Diluted (loss) earnings per share	$(0.20)	$0.44